December 31, 2009

Ms. Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Your Letter of December 24, 2009
           Bio-Matrix Scientific Group, Inc
           File No. 000-32201

Dear Ms. Meadows:

We received your letter regarding our Form 8K as filed for Bio-Matrix Scientific Group, Inc. (the “Company”) regarding the Company’s change in independent accountant.  In accordance with your request, the Company hereby offers the following in responses with each response numbered to follow the numbers assigned in your letter.

Comments Number 1 and Number 2.

The Company has amended the paragraph:

“During the past two years there were no disagreements with Seale and Beers, CPAs, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Seale and Beers, CPAs satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the registrant's financial statements.”

To read as follows:

“During the period beginning on August 6, 2009 and ending on December 15, 2009 (the sole period in which Seale and Beers CPAs was engaged as the independent registered public accounting firm of the Registrant)  there were no disagreements with Seale and Beers, CPAs, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Seale and Beers, CPAs satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the registrant's financial statements. During the past two fiscal years Seale and Beers, CPAs has not issued an audit report on the Registrant’s financial statements nor has Seale and Beers, CPAs at any time issued an audit report on the Registrant’s financial statements.”

Comment Number 3.

The Company has provided Seale and Beers CPAs with copies of both of the 8K as originally filed as well as this amendment and has requested that they provide the Company with a copy of a letter addressed to the Commission stating whether they agree with the statements made by the Company in the report and, if not, stating the respects in which they do not agree. As of this date, Seale and Beers, CPAs has not provided the Company with such a letter.  A copy of that letter from Seale and Beers, CPAs will be filed by an amendment to this 8-K/A when received by the Company.

Requested Acknowledgement

Please be advised that the Company and its officers and directors acknowledge that:

■      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
■      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
■      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any third person under the federal securities laws of the United States.

Thank you for your kind assistance and the courtesies that you have extended to assist the Company in complying with applicable disclosure requirements. Any additional questions may be directed to the undersigned.

Sincerely,

/s/ David R. Koos
David R. Koos
Chairman & CEO
Bio-Matrix Scientific Group Inc.